Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for First Half of 2025

Hangzhou, August 29, 2025— UTStarcom (“UT,” “UTStarcom” or the “Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results and a business update for the six months ended June 30, 2025 (“the first half”).

Business Highlights:

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Multi-million dollar China Telecom Research Institute RFP win. UTStarcom has been selected as a major winner of the RFP "Self-developed STN-A Equipment Hardware Production and OEM Procurement Project" from Guangdong Research Institute of China Telecom Co., Ltd (“China Telecom Research Institute”) for manufacturing of a large number of disaggregated router hardware platforms intended for use on China Telecom’s STN network – China Telecom’s metropolitan area network, which is crucial for supporting its 5G mobile network services, as well as enterprise, broadband, cloud, and other services.
•
Maintenance and support services orders. In 1H 2025, UTStarcom received multiple maintenance and warranty support orders from our customers. The ordered services are related to the deployed UT’s solutions such as PTN, NMS, SyncRing, and IMS.
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Expansion orders. In 1H 2025, UTStarcom continued receiving expansion orders, including the NetRing PTN network expansion for the mobile transport network of a Mobile Operator in Europe, and the features expansion order for the IMS Broadband Core solution deployed by one of our key Indian customers.

UTStarcom’s Chief Executive Officer Mr. Hua Li commented, “We have been working hard to develop and market our products to new clients, while continuing to support our existing customers. We are pleased with the progress we have made so far, and we will continue to explore additional opportunities for growth.”

First Half 2025 Financial Results

Summary of 1H 2025 Key Financials

	1H 2025	1H 2024	Y/Y Change
Revenue	$4.6	$5.7	-19.3%
Gross Profit	$0.8	$1.7	-52.9%
Operating Expenses	$4.9	$5.3	-7.5%
Operating Loss	($4.2)	($3.6)	-$0.6
Net Loss	($3.7)	($2.0)	-$1.7
Basic EPS	($0.41)	($0.22)	-$0.19
Cash Balance (including Restricted Cash)	$49.2	$56.0	-12.1%

* Dollar comparisons are used where percentage comparisons are not meaningful.

* All amounts are in U.S. Dollars millions except for Earnings Per Share (EPS)

Total Revenues

Total revenues for the first half of 2025 were $4.6 million, compared to $5.7 million in the corresponding period in 2024.

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Net equipment sales were $0.5 million, a decrease of 31.6% from $0.8 million in the corresponding period in 2024, driven by lower sales to major customers in India.

•
Net services sales were $4.1 million, a decrease of 16.9% from $4.9 million in the corresponding period in 2024. The decrease was mainly due to the completion of current projects and no new major projects in India.

Gross Profit

Gross profit was $0.8 million, or 16.2% of net sales, for the first half of 2025, compared to $1.7 million, or 30.0% of net sales, in the corresponding period in 2024.

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Gross loss on equipment sales was $0.2 million, compared to gross profit of $0.1 million in the corresponding period in 2024. Equipment gross margin for the first half of 2025 was negative 30.4%, compared to 10.6% for the corresponding period in 2024. The decrease in gross margin was due to a lower equipment revenue and higher inventory reserves.

•
Service gross margin was $1.0 million, compared to $1.6 million in the corresponding period in 2024. Service gross margin was 22.4%, compared to 33.1% for the corresponding period in 2024, due to decreased activity with the major customer in India.

Operating Expenses

Operating expenses for the first half of 2025 were $4.9 million, compared to $5.3 million in the corresponding period in 2024.

•
Selling, general and administrative (“SG&A”) expenses for the first half of 2025 were $2.6 million, compared to $2.7 million in the corresponding period in 2024. The decrease was mainly due to continued tight cost controls.

•
Research and development (“R&D”) expenses were $2.3 million, compared to $2.6 million in the corresponding period in 2024. The decrease was mainly attributable to the completion of current projects and continued tight cost controls.

Operating Loss

Operating loss for the first half of 2025 was $4.2 million, compared to $3.6 million in the corresponding period in 2024.

Interest Income, Net

Net interest income for the first half of 2025 was $1.2 million, compared to $1.3 million in the corresponding period in 2024.

Other Income (Expenses), Net

Net other expense for the first half of 2025 was $0.2 million, compared to net other income of $0.8 million for the corresponding period in 2024. Other expense mainly reflects a foreign exchange loss resulting from the depreciation of the U.S. dollar against the Renminbi, and a loss in fair value changes.

Net Loss

Net loss attributable to shareholders for the first half of 2025 was $3.7 million, compared to $2.0 million in the corresponding period in 2024. Basic net loss per share for the first half of 2025 was $0.41, compared to $0.22 for the corresponding period in 2024.

Cash Flow

Cash used in operating activities in the first half of 2025 was $4.5 million, cash used in investing activities was $0.05 million, and cash provided by financing activities was nil. As of June 30, 2025, UTStarcom had cash, cash equivalents and restricted cash of $49.2 million.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services. UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access. UTStarcom has operations and customers around the world, with a special focus on Japan, India and China. UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI). For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +86 (571) 8192 8888

Ms. Shelley Jiang, Investor Relations

Email: utsi-ir@utstar.com/ Shelleyjiang@utstar.com /

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2025	2024
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$40,423	$43,913
Accounts and notes receivable, net	5,293	5,508
Short-term investments	105	165
Inventories and deferred costs	2,024	2,207
Short-term restricted cash	6,681	6,824
Prepaid and other current assets	4,051	4,454
Total current assets	58,577	63,071
Long-term assets:
Property, plant and equipment, net	430	476
Operating lease right-of-use assets, net	926	1,399
Long-term restricted cash	2,097	2,406
Other long-term assets	870	848
Total long-term assets	4,323	5,129
Total assets	$62,900	$68,200

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$5,602	$7,008
Customer advances	512	769
Deferred revenue	39	62
Income tax payable	8,305	8,163
Operating lease liabilities, current	1,085	1,184
Other current liabilities	4,072	4,342
Total current liabilities	19,615	21,528
Long-term liabilities:
Operating lease liabilities, non-current	25	404
Long-term deferred revenue and other liabilities	1,052	1,042
Total liabilities	20,692	22,974

Total equity	42,208	45,226
Total liabilities and equity	$62,900	$68,200

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Six months ended June 30,
	2025	2024
	(In thousands, except per share data)
Net sales	$4,634	$5,719
Cost of net sales	3,883	4,004
Gross profit	751	1,715
	16.2%	30.0%
Operating expenses:
Selling, general and administrative	2,580	2,740
Research and development	2,324	2,575
Total operating expenses	4,904	5,315

Operating loss	(4,153)	(3,600)

Interest income, net	1,155	1,332
Other income (expense), net	(161)	806
Loss before income taxes	(3,159)	(1,462)
Income tax expense	(563)	(554)
Net loss attributable to UTStarcom Holdings Corp.	$(3,722)	$(2,016)

Net loss per share attributable to UTStarcom Holdings Corp.—Basic	$(0.41)	$(0.22)
Weighted average shares outstanding—Basic	9,150	9,141

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Six months ended June 30,
	2025	2024
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(3,722)	$(2,016)
Depreciation	100	137
Allowance(Recovery) for credit losses	43	(2)
Stock-based compensation expense	57	61
Gain on release of tax liability due to expiration of the statute of limitations	(11)	(11)
Right-of-use assets amortization	533	579
Changes in fair value of equity securities investment	60	(369)
Changes in operating assets and liabilities	(1,595)	(866)
Net cash used in operating activities	(4,535)	(2,487)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(46)	(106)
Net cash used in investing activities	(46)	(106)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash provided by financing activities	—	—
Effect of exchange rate changes on cash and cash equivalents	639	(1,016)
Net decrease in cash and cash equivalents	(3,942)	(3,609)
Cash, cash equivalents and restricted cash at beginning of period	53,143	59,647
Cash, cash equivalents and restricted cash at end of period	$49,201	$56,038